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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION            -----------------------------
 FORM 5                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                              -----------------------------
// CHECK BOX IF NO LONGER           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB NUMBER:     3235-0362
    SUBJECT TO SECTION 16.                                                                      EXPIRES:     JANUARY 31, 2005
    FORM 4 OR FORM 5 OBLI-    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    GATIONS MAY CONTINUE.        Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 1.0
    SEE INSTRUCTION 1(b).                Section 30(h) of the Investment Company Act of 1940
-----------------------------
// FORM 3 HOLDINGS REPORTED
// FORM 4 TRANSACTIONS REPORTED
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
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                   Woodward Governor Company  WGOV                 Director           10% Owner
  Fulkrod,        Ronald       E.                                                              ---                ---
-------------------------------------------------------------------------------------------     X   Officer (give     Other (specify
   (Last)       (First)      (Middle)       3. IRS Identification  4. Statement for            ---  title  below) ---   below)
                                               Number of Reporting    Month/Year
                                               Person, if an entity      September  2002            Vice President
                                                (voluntary)
        5001 N. Second Street
--------------------------------------      ----------------------------------------------    --------------------------------------
                (Street)                                               5. If Amendment,       7. Individual or Joint/Group Reporting
                                                                          Date of Original             (check applicable line)
                                                                           (Month/Year)        X  Form Filed by One Reporting Person
                                                                                              ---
                                                                                                  Form Filed by More than One
                                                                                              --- Reporting Person
  Rockford,        IL         61111
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   (City)       (State)         (Zip)       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security   2. Trans-  2A. Deemed    3. Transac-  4. Securities Acquired (A) or  5. Amount of    6. Owner-  7. Nature of
   (Instr. 3)             action      Execution    tion         Disposed of (D)                Securities      ship       Indirect
                          Date        Date, if     Code         (Instr. 3, 4 and 5)            Beneficially    Form:      Beneficial
                                      any         (Instr. 8)                                   Owned at        Direct     Ownership
                         (Month/     (Month/                                                   end of          (D) or    (Instr. 4)
                          Day/        Day/                   ------------------------------    Issuer's        Indirect
                          Year)       Year)                  Amount    (A) or    Price         Fiscal Year    (I)
                                                                       (D)                    (Instr. 3       (Instr. 4)
                                                                                               and 4)
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Woodward Governor
 Company Common Stock                                                                              948            D
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Woodward Governor
 Company Common Stock    09/30/02    09/30/02         A                                         10,898            I      Stock Plan
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* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
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                            TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                     (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  3A. Deemed       4. Trans-     5. Number of            6. Date Exer-
   Security                  sion of      action      Executition     action        Derivative              cisable and
   (Instr. 3)                Exercise     Date        Date, if        Code          Securities Ac-          Expiration
                             Price of    (Month/      any (Month      (Instr. 8)    quired (A) or           Date
                             Deriv-       Day/        Day/Year)                     Disposed of             Month/Day/
                             ative        Year)                                     (D)                     Year)
                             Security                                               (Instr. 3, 4 and 5)
                                                                                    -------------------   -----------------
                                                                                        (A)        (D)      Date         Expir-
                                                                                                            Exer-        ation
                                                                                                            cisable      Date
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Nonqualified Stock Option
 (right to buy)              $16.625      01/10/1996                                                        11/18/1996    01/17/2006
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Nonqualified Stock Option
 (right to buy)              $23.50       11/18/1996                                                        11/18/1996    11/17/2006
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Nonqualified Stock Option
 (right to buy)              $32.25       11/17/1997                                                        11/17/1997    11/16/2007
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Nonqualified Stock Option
(right to buy)               $32.00       01/14/1998                                                        01/14/1998    01/13/2008
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Nonqualified Stock Option
(right to buy)               $22.00       11/16/1998                                                        11/16/1998    11/15/2008
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Nonqualified Stock Option
(right to buy)               $24.75       11/15/1999                                                        11/15/2000    11/15/2009
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Nonqualified Stock Option
 (right to buy)              $41.813      11/21/2000                                                        11/20/2001    11/20/2010
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Nonqualified Stock Option
 (right to buy)              $49.00       01/01/2001                                                        09/30/2002    09/30/2011
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Phantom Stock Units          1-for-1      11/08/2002                                                           (1)          (1)
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7. Title and Amount of Under-       8. Price       9. Number          10. Ownership      11. Nature
   lying Securities                    of             of                  of                 of
   (Instr. 3 and 4)                    Derivative     Derivative          Derivative         Indirect
                                       Security       Securities          Security:          Beneficial
                                       (Instr. 5)     Beneficially        Direct             Ownership
                                                      Owned               (D) or             Ownership
                                                      at End              Indirect           (Instr. 4)
                                                      of Year             (I)
------------------------------------                  (Instr. 4)          (Instr. 4)
                                                                          or Indirect
                     Amount or
       Title         Number of
                     Shares
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Common Stock          2,900(a)                          2,900               D
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Common Stock          8,000(b)                         10,900               D
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Common Stock          1,223(b)                         12,123               D
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Common Stock            459(b)                         12,582               D
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Common Stock          5,000(b)                         17,582               D
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Common Stock          8,000(b)(c)                      25,582               D
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Common Stock         13,000(b)(c)                      38,582               D
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Common Stock          3,000(b)(c)                      41,582               D
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Common Stock          1,999                            43,581               D
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Explanation of Responses:

(a) Stock options originally granted on January 17, 1996 under the Woodward Governor Company 1996 Long-Term Incentive Compensation Plan remaining upon partial attainment of performance goals for Fiscal Year 1996. (b) Grant to reporting person of option to buy shares of common stock under the Woodward Governor Company 1996 Long-Term Incentive Compensation Plan is an exempt transaction under Rule 16b-3. (c) Shares become exercisable at the rate of 25% per year beginning one year from date of grant. (1) The phantom stock units were accrued under the Woodward Governor Company Unfunded Deferred Compensation Plan No. 2 and are to be settled in 100% cash upon separation from the Company.

                        /s/ Ronald E. Fulkrod           November 12, 2002
                 -----------------------------------    -----------------
                    **Signature of Reporting Person           Date

**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.